UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*

                        MIAMI COMPUTER SUPPLY CORPORATION
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                   593261 10 0
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                                 (CUSIP Number)

                                Timothy G. Ewing
                              Fisher Ewing Partners
                                2200 Ross Avenue
                                 Suite 4660 West
                               Dallas, Texas 75201
                                 (214) 999-1900
--------------------------------------------------------------------------------
             (Name, Address, Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 October 1, 1997
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            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 10 Pages


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-----------------------------------          -----------------------------------
CUSIP No. 593261 10 0                                         Page 2 of 10 Pages
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================================================================================
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Fisher Ewing Partners

--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP                   (a) / /

                                                                     (b) / /
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3.  SEC USE ONLY
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4.  SOURCE OF FUNDS
    WC
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5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                / /
    Not Applicable
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OR ORGANIZATION
    Texas
--------------------------------------------------------------------------------
7.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SOLE VOTING POWER
    731,127
--------------------------------------------------------------------------------
8.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SHARED VOTING POWER
    -0-
--------------------------------------------------------------------------------
9.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SOLE DISPOSITIVE POWER
    731,127
--------------------------------------------------------------------------------
10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SHARED DISPOSITIVE POWER
    -0-
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
    REPORTING PERSON
    731,127
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                      / /
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    18.6%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON
    PN
================================================================================

-----------------------------------          -----------------------------------
CUSIP No. 593261 10 0                                         Page 3 of 10 Pages
-----------------------------------          -----------------------------------

================================================================================
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Value Partners, Ltd.
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP                   (a) / /
                                                                     (b) / /
--------------------------------------------------------------------------------
3.  SEC USE ONLY
--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS
    WC
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                / /
    Not applicable
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OR ORGANIZATION
    Texas
--------------------------------------------------------------------------------
7.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SOLE VOTING POWER
    731,127
--------------------------------------------------------------------------------
8.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SHARED VOTING POWER
    -0-
--------------------------------------------------------------------------------
9.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SOLE DISPOSITIVE POWER
    731,127
--------------------------------------------------------------------------------
10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SHARED DISPOSITIVE POWER
    -0-
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
    REPORTING PERSON
    731,127
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                       / /
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    18.6%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     PN
================================================================================

-----------------------------------          -----------------------------------
CUSIP No. 593261 10 0                                         Page 4 of 10 Pages
-----------------------------------          -----------------------------------


================================================================================
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Timothy G. Ewing SARSEP IRA Account
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP                   (a) / /
                                                                     (b) / /
--------------------------------------------------------------------------------
3.  SEC USE ONLY
--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS
    PF
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                / /
    Not applicable
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OR ORGANIZATION
    Texas
--------------------------------------------------------------------------------
7.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SOLE VOTING POWER
    1,450
--------------------------------------------------------------------------------
8.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SHARED VOTING POWER
    -0-
--------------------------------------------------------------------------------
9.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SOLE DISPOSITIVE POWER
    1,450
--------------------------------------------------------------------------------
10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SHARED DISPOSITIVE POWER
    -0-
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
    REPORTING PERSON
    1,450
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                       / /
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.04%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     EP
================================================================================

-----------------------------------          -----------------------------------
CUSIP No. 593261 10 0                                         Page 5 of 10 Pages
-----------------------------------          -----------------------------------


================================================================================
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Timothy G. Ewing IRA Account
--------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP                   (a) / /
                                                                     (b) / /
--------------------------------------------------------------------------------
3.  SEC USE ONLY
--------------------------------------------------------------------------------
4.  SOURCE OF FUNDS
    PF
--------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                / /
    Not applicable
--------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OR ORGANIZATION
    Texas
--------------------------------------------------------------------------------
7.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SOLE VOTING POWER
    27,752
--------------------------------------------------------------------------------
8.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SHARED VOTING POWER
    -0-
--------------------------------------------------------------------------------
9.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SOLE DISPOSITIVE POWER
    27,752
--------------------------------------------------------------------------------
10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
    PERSON WITH SHARED DISPOSITIVE POWER
    -0-
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
    REPORTING PERSON
    27,752
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                       / /
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
--------------------------------------------------------------------------------
     0.71%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     EP
================================================================================

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CUSIP No. 593261 10 0                                         Page 6 of 10 Pages
-----------------------------------          -----------------------------------


                         Amendment No. 7 to SCHEDULE 13D

         This statement ("Amendment No. 7") amends the Schedule 13D, Amendment No. 1 ("Amendment No. 1"), Amendment No. 2 ("Amendment No. 2"), Amendment No. 3 ("Amendment No. 3"), Amendment No. 4 ("Amendment No. 4"), Amendment No. 5 ("Amendment No. 5"), and Amendment No. 6 ("Amendment No. 6") to the Schedule 13D filed by Value Partners, Ltd. ("VP"), Fisher Ewing Partners ("FEP"), the Timothy
G. Ewing SARSEP IRA Account (the "Account") and the Timothy G. Ewing IRA Account (the "IRA") with the Securities and Exchange Commission on November 20, 1996, December 24, 1996, January 10, 1997, April 18, 1997, May 22, 1997, June 5, 1997,
and July 8, 1997 respectively, with respect to the shares of common stock, no par value per share ("Common Stock"), of Miami Computer Supply Corporation, an Ohio corporation (the "Issuer"). The Schedule 13D and Amendment Nos. 1, 2, 3, 4, 5, and 6 are collectively referred to herein as the "Schedule 13D" where the context so permits. All defined terms refer to terms defined herein and in the
Schedule 13D, and Amendments Nos. 1, 2, 3, 4, 5, and 6. Notwithstanding this Amendment No. 7, the Schedule 13D and Amendment Nos. 1, 2, 3, 4, 5, and 6 speak as of their respective dates. The Schedule 13D is amended only to the extent set forth below:

         Item 3.  Source and Amount of Funds or Other Consideration.

         The following table sets forth the date of purchase, number of shares of the Issuer's Common Stock purchased and total purchase price of such shares for the transactions by VP in the Issuer's Common Stock not previously reported on VP's Schedule 13D. VP's source of funds for such purchases was its working capital (i.e., its partnership capital account).

Date of Purchase         No. of Shares Purchased       Total Purchase Price
----------------         -----------------------       --------------------
October 1, 1997                   39,000                    $526,500.00


         Item 5.  Interest in Securities of the Issuer.

                  a. The aggregate number of shares of the Issuer's Common Stock beneficially owned by VP as of October 1, 1997 was 731,127, representing 18.6% of the Issuer's 3,929,109 outstanding shares of Common Stock as of August 31, 1997, the date of the share calculation performed by the Issuer for purposes of filing a Registration Statement on Form S-1 with the Securities and Exchange Commission on September 24, 1997. The Account directly (and Mr. Ewing indirectly) beneficially owns 1,450 shares of the Issuer's Common Stock, which represents 0.04% of the Issuer's outstanding shares of Common Stock as of August 31, 1997. The IRA directly (and Mr. Ewing indirectly) beneficially owns 27,752 shares of the Issuer's Common Stock, which represents 0.71% of the Issuer's outstanding shares of Common Stock as of August 31, 1997. Except with respect to shares owned by the Account or the IRA, none of FEP or Messrs. Fisher or Ewing directly owns any shares of Common Stock. By reason of the provisions of Rule 13d-3 under the Exchange Act, each of FEP and Messrs. Fisher and Ewing may be deemed to beneficially own the 760,329 shares of Common Stock owned by VP, the Account and the IRA, but FEP and Mr. Fisher disclaim the beneficial ownership of all

-----------------------------------          -----------------------------------
CUSIP No. 593261 10 0                                         Page 7 of 10 Pages
-----------------------------------          -----------------------------------


         760,329 shares, and Mr. Ewing disclaims the beneficial ownership of 731,127 shares, pursuant to Rule 13d-4.

                  b. VP has the sole power to vote and the sole power to dispose of the shares of Common Stock owned by it through its general partner, FEP, and FEP acts solely through its general partners, Messrs. Fisher and Ewing. Accordingly, each of FEP and Messrs. Fisher and Ewing may be deemed to have sole voting and dispositive power with respect to the shares of Issuer's Common Stock owned by VP.

                  Mr. Ewing has the sole power to vote and dispose of the shares of Common Stock owned by the Account and the IRA.

                  c. Except as disclosed in this Amendment No. 7, none of VP, FEP, Messrs. Fisher or Ewing, the Account or the IRA has effected any transaction in the Issuer's Common Stock within the past 60 days.

                  d. No person or entity other than VP has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of the Issuer's Common Stock beneficially owned by VP.

                  No person or entity other than the Account has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of the Issuer's Common Stock beneficially owned by the Account.

                  No person or entity other than the IRA has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of the Issuer's Common Stock beneficially owned by the IRA.

                  e. Not applicable.

         Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         As of the date of the execution of this Amendment No. 7, (except for the separate custodial account agreements for the Account and the IRA by and between Mr. Ewing and Fiduciary Trust Company, the custodian of such accounts, which Mr. Ewing does not believe to be applicable under Item 6), none of VP, FEP, Messrs. Fisher or Ewing, the Account or the IRA is a party to any contract, arrangement, understanding or relationship among themselves or with any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies or pledge or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over the Common Stock, other than the agreement among VP, FEP and Messrs. Fisher and Ewing, the Account and the IRA with respect to the filing of this Amendment No. 7 and any amendments thereto, which agreement is attached as Exhibit A hereto.

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CUSIP No. 593261 10 0                                         Page 8 of 10 Pages
-----------------------------------          -----------------------------------


         Item 7.  Material to be Filed as Exhibits

         Exhibit A -- Agreement among VP, FEP, Messrs. Fisher and Ewing, the Account and the IRA with respect to the filing of Amendment No. 7 to the
Schedule 13D.













                     [This space intentionally left blank.]

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CUSIP No. 593261 10 0                                         Page 9 of 10 Pages
-----------------------------------          -----------------------------------


                                   SIGNATURES


         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Amendment No. 7 to the Schedule 13D is true, complete and correct.


Value Partners, Ltd.

By:   Fisher Ewing Partners,
      its General Partner


      /s/Timothy G. Ewing
      ----------------------------
      Timothy G. Ewing, Partner

Date: October 7, 1997


Fisher Ewing Partners


By:   /s/Timothy G. Ewing
      ----------------------------
      Timothy G. Ewing, Partner

Date: October 7, 1997


Timothy G. Ewing SARSEP IRA


By:   /s/Timothy G. Ewing
      ----------------------------
      Timothy G. Ewing
      Beneficiary

Date: October 7, 1997


Timothy G. Ewing IRA


By:   /s/Timothy G. Ewing
      ----------------------------
      Timothy G. Ewing
      Beneficiary

Date: October 7, 1997

-----------------------------------          -----------------------------------
CUSIP No. 593261 10 0                                        Page 10 of 10 Pages
-----------------------------------          -----------------------------------


                                    EXHIBIT A

                                    AGREEMENT

         This will confirm the agreement by and among all of the undersigned that the Amendment No. 7 to the Schedule 13D filed on or about October 9, 1997, and any amendments thereto with respect to the beneficial ownership of the undersigned of the shares of Common Stock of Miami Computer Supply Corporation, an Ohio corporation, is being filed on behalf of each of the parties named below. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Value Partners, Ltd.

By:   Fisher Ewing Partners,
      its General Partner


      /s/Timothy G. Ewing
      ----------------------------
      Timothy G. Ewing, Partner

Date: October 7, 1997

Fisher Ewing Partners


By:   /s/Timothy G. Ewing
      ----------------------------
      Timothy G. Ewing, Partner

Date: October 7, 1997

Timothy G. Ewing SARSEP IRA


By:   /s/Timothy G. Ewing
      ----------------------------
      Timothy G. Ewing
      Beneficiary

Date: October 7, 1997

Timothy G. Ewing IRA


By:   /s/Timothy G. Ewing
      ----------------------------
      Timothy G. Ewing
      Beneficiary

Date: October 7, 1997